Exhibit (a)(5)(F)

PPR S.A. AND VOLCOM, INC. ANNOUNCE RECEIPT OF ALL

REGULATORY APPROVALS IN CONNECTION WITH TENDER OFFER

PARIS, FRANCE and COSTA MESA, CA — Friday, June 10, 2011 — PPR S.A. (FR 0000121485, PRTP.PA, PPFP) and Volcom, Inc. (NASDAQ: VLCM) today jointly announced that they have received all necessary antitrust approvals applicable to PPR’s tender offer for all of the outstanding shares of common stock of Volcom at a price of $24.50 per share in cash.

The transaction is subject to the satisfaction of the remaining customary closing conditions. As previously announced, PPR’s tender offer for Volcom is currently scheduled to expire at 5:30 p.m., New York City time, on Thursday, June 16, 2011, unless further extended.

About Volcom, Inc.

Volcom is an innovative designer, marketer and distributor of premium quality young mens and womens clothing, accessories and related products. The Volcom brand, symbolized by The Stone , is athlete-driven, creative and forward thinking. Volcom has consistently followed its motto of “youth against establishment,” and the brand is inspired by the energy of youth culture. Volcom and Electric branded products are sold throughout the United States and internationally. Volcom’s news announcements and SEC filings are available through the company’s website at www.volcom.com.

About PPR

PPR nurtures a group of high-growth global brands distributed in more than 120 countries. Through its Consumer and Luxury brands, PPR generated revenue of €14.6 billion in 2010, and had approximately 60,000 employees at December 31, 2010. The PPR share is listed on Euronext Paris (FR 0000121485, PRTP.PA, PPFP). To explore the PPR brand universe, please visit www.ppr.com: the Luxury group (Gucci, Bottega Veneta, Yves Saint Laurent, Balenciaga, Boucheron, Sergio Rossi, Alexander McQueen and Stella McCartney), Puma, Fnac and Redcats (La Redoute, The Sportsman’s Guide, The Golf Warehouse …).

Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer is being made pursuant to a tender offer statement on Schedule TO filed by PPR with the SEC on May 11, 2011, as amended through the date of this release.  Volcom has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer on May 11, 2011, as amended through the date of this release.  The tender offer statement

(including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and in their entirety before making any decision to tender securities in the tender offer.  Volcom stockholders may obtain a free copy of these materials (and all other tender offer documents filed with the SEC) on the SEC’s website: www.sec.gov.  The Schedule TO (including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885.

Forward Looking Statements

Certain statements either contained in or incorporated by reference into this announcement and oral statements made from time to time by representatives of the company are forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transactions and Volcom’s actual results could differ materially from the forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the combined companies’ plans following, and the expected completion of, the proposed acquisition. These forward-looking statements involve certain risks and uncertainties that could cause actual results and the timing of events to differ materially from those indicated in such forward-looking statements and generally include statements that are predictive in nature and depend upon or refer to future events or conditions. Risks and uncertainties include the ability of Volcom to complete the transactions contemplated by the merger agreement, including the parties’ abilities to satisfy the conditions to the consummation of the proposed acquisition; the possibility of any termination of the merger agreement; the timing of the tender offer and the subsequent merger; uncertainties as to how many of Volcom’s stockholders will tender their shares of common stock in the tender offer; the possibility that various other conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived; the outcome of any legal proceedings that may be instituted against one or both of PRR and Volcom and others in connection with the definitive agreement and transactions; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; other uncertainties pertaining to the business of Volcom; further softening of the retail environment, sales of products by key retailers, changes in fashion trends and consumer preferences, general economic conditions, including the continuing global economic uncertainty, the impact of sourcing costs; and additional factors detailed in Volcom’s public filings with the SEC from time to time, including Volcom’s most recent Annual Report on Form 10-K for the year ended December 31, 2010, Quarterly Reports on Form 10-Q and its subsequently filed SEC reports, each as filed with the SEC, and additional factors described in PPR’s filings with the French AMF (Autorité des marchés financiers), in each case, which contains and identifies important factors that could cause actual results to differ materially from those contained in the forward-looking statements. Many of the factors that will determine the outcome of the subject matter of this communication are beyond either PPR’s or Volcom’s ability to control or predict. The reader is cautioned not to unduly rely on these forward-looking statements. PPR and Volcom expressly disclaim any intent or obligation to update or revise publicly any forward-looking statements except as required by law.

Contacts:

For Volcom, Inc.

Doug Collier, CFO (949) 646-2175

Rob Whetstone (310) 279-5963 rwhetstone@pondel.com

For PPR

French Press

Charlotte Judet +33 (0) 1 45 64 65 06 cjudet@ppr.com

Paul Michon +33 (0) 1 45 64 63 48 pmichon@ppr.com

American Press

Stephanie Slipher 212-453-2211 Stephanie.Slipher@fleishman.com

Analysts/Investors

Alexandre de Brettes +33 (0) 1 45 64 61 49 adebrettes@ppr.com

Emmanuelle Marque +33 (0) 1 45 64 63 28 emarque@ppr.com